Exhibit (a)(1)(D)
June 17, 2008

To Our Shareholders:

United Rentals, Inc. is offering to purchase for cash up to 27,160,000 shares of its common stock, par value $0.01 per share, including the associated preferred share purchase rights, or such lesser number of shares as is properly tendered and not properly withdrawn, at a price not greater than $25.00 nor less than $22.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest (the “Offer”). On June 9, 2008, the last full trading day before we announced our intention to make the Offer, the last reported sale price of the shares was $19.50 per share.

On the terms and subject to the conditions of the Offer, we will determine a single per share price, not greater than $25.00 nor less than $22.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, that we will pay for shares properly tendered and not properly withdrawn in the Offer. We will take into account the total number of shares tendered and the prices specified by tendering shareholders in determining this price. We will then select the lowest purchase price (in multiples of $0.25 above $22.00) (the “Purchase Price”) within the price range specified above that will allow us to buy 27,160,000 shares (or, if a lesser number of shares is properly tendered, all shares that are properly tendered and not properly withdrawn). All shares acquired in the Offer will be acquired at the same price regardless of whether the shareholder tendered at a lower price. We will purchase only shares properly tendered at prices at or below the Purchase Price. However, because of the proration, “odd lot” priority and conditional tender provisions described in the Offer to Purchase, all of the shares tendered at or below the Purchase Price may not be purchased if more than the number of shares we seek are properly tendered. Shares tendered but not purchased in the Offer will be returned to the tendering shareholders at our expense promptly after the Expiration Date.

Our Board of Directors believes that the repurchase of shares in the Offer is consistent with our long-term goal of maximizing shareholder value. The “modified Dutch Auction” tender offer procedure set forth in the Offer to Purchase represents a mechanism to provide our shareholders with the opportunity to tender all or a portion of their shares and, thereby, receive a return of some or all of their investment if they so elect. The Offer provides shareholders with an opportunity to obtain liquidity with respect to all or a portion of their shares without potential disruption to the share price and the usual transaction costs associated with market sales. In addition, if we complete the Offer, shareholders who do not participate in the Offer will automatically increase their relative percentage ownership interest in us and our future operations.

The Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. This letter is only a summary, and I encourage you to read these documents carefully before making any decision with respect to the Offer. The instructions on how to tender shares are explained in detail in the accompanying materials. Neither United Rentals nor its Board of Directors makes any recommendation to shareholders as to whether to tender their shares in the Offer.

The Offer will expire at 5:00 p.m., New York City time, on July 16, 2008 unless we extend the Offer. Questions and requests for assistance may be directed to D.F. King & Co., Inc., our Information Agent for the Offer, and UBS Investment Bank and Credit Suisse Securities (USA) LLC, our Dealer Managers for the Offer, in each case at the telephone numbers and addresses set forth on the back cover of the Offer to Purchase. You may request additional copies of the Offer to Purchase and other Offer documents from the Information Agent at the telephone number and address on the back cover of the Offer to Purchase.

Very truly yours,

Michael J. Kneeland
Chief Executive Officer